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Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	Successor		Predecessor

			Period from January 1, 2016 through September 9, 2016
		Period from September 10, 2016 through December 31, 2016
				Years Ended December 31,
	Year Ended December 31, 2017
				2015	2014	2013

Earnings:
Income (loss) before income taxes	$530,686	$(474,449)	$3,292	$(1,913,535)	$314,880	$(1,380,378)
Adjustments:
Equity investment loss (income)	(1,422)	(9)	152	171	(617)	(97)
Interest capitalized	—	—	(68,192)	(113,009)	(168,897)	(203,993)

Income (loss) before income taxes, as adjusted	$529,264	$(474,458)	$(64,748)	$(2,026,373)	$145,366	$(1,584,468)
Fixed charges	76,356	29,013	197,640	340,399	320,403	262,046

Total earnings	$605,620	$(445,445)	$132,892	$(1,685,974)	$465,769	$(1,322,422)

Fixed charges:
Interest expense and amortization of finance costs	$75,061	$28,553	$195,698	$337,554	$317,732	$259,159
Rental expense representative of interest factor	1,295	460	1,942	2,845	2,671	2,887

Total fixed charges	$76,356	$29,013	$197,640	$340,399	$320,403	$262,046

Ratio of earnings to fixed charges	7.9	— (1)	— (2)	— (3)	1.5	— (4)

(1)
Due to the Company's loss for the period from September 10, 2016 through December 31, 2016 the ratio coverage was less than 1:1. The Company must generate additional earnings of $474.5 million to achieve a coverage ratio of 1:1.

(2)
Due to the Company's loss for the period from January 1, 2016 through September 9, 2016 the ratio coverage was less than 1:1. The Company must generate additional earnings of $64.7 million to achieve a coverage ratio of 1:1.

(3)
Due to the Company's "Loss before income taxes, as adjusted" in 2015, the ratio coverage was less than 1:1. The Company must generate additional earnings of $2.0 billion to achieve coverage ratio of 1:1.

(4)
Due to the Company's "Loss before income taxes, as adjusted" in 2013, the ratio coverage was less than 1:1. The Company must generate additional earnings of $1.6 billion to achieve a coverage ratio of 1:1.

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  Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges (In thousands, except ratios)